EXHIBIT 99.1

Yamana Gold Announces Pricing of Tender Offers for Certain Outstanding Notes

TORONTO, Aug. 05, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) today announced the Reference Yields and Consideration payable in connection with its previously announced cash Tender Offer for its 4.78% Senior Notes due 2023 (Series B), 4.95% Senior Notes due 2024 and 4.625% Senior Notes due 2027 (collectively, the “Fixed Spread Notes”). Capitalized terms used but not otherwise defined in this press release have the meanings given to those terms in Yamana’s Offer to Purchase dated July 5, 2019 (the “Offer to Purchase”).

The table below sets forth the Reference Yield for each series of Fixed Spread Notes based on the bid-side price of the applicable UST Reference Security as displayed at 2:00 p.m., New York City time, on August 5, 2019 on the relevant Bloomberg reference page specified in the Offer to Purchase and the Consideration payable for each $1,000 in principal amount of Fixed Spread Notes tendered, subject to the terms and conditions of the Offer to Purchase.

Title of Notes	CUSIP / PPN Number	Principal Amount Outstanding	Acceptance Priority Level	UST Reference Security	Reference Yield (1)	Fixed Spread (bps)	Tender Offer Yield	Consideration (2)(3)	Accrued Interest (2)
4.78% Senior Notes due 2023 (Series B)	98462YC#5	$261,054,091.58	1	1.75% UST due June 30, 2024	1.536%	130	2.836%	$1,070.27	$5.58

4.95% Senior Notes due 2024	98462YAB6 98462YAA8 C98883AA6	$500,000,000.00	2	1.75% UST due June 30, 2024	1.536%	130	2.836%	$1,091.97	$3.71
4.625% Senior Notes due 2027	98462YAD2	$300,000,000.00	3	2.375% UST due May 15, 2029	1.733%	185	3.583%	$1,072.63	$7.32
  Based on the Reference Yield of the applicable UST Reference Security as of 2:00 p.m., New York City time on August 5, 2019 as determined by the Dealer Managers, and excludes accrued and unpaid interest.
  Per $1,000 principal amount of Fixed Spread Notes tendered and accepted for purchase.
  Includes the Early Tender Payment of $30 per $1,000 principal amount of 4.95% Senior Notes due 2024 and 4.625% Senior Notes due 2027 payable for notes tendered prior to the Early Tender Date. Any 4.95% Senior Notes due 2024 or 4.625% Senior Notes due 2027  tendered after the Early Tender Date will not receive the Consideration set forth in the table above and will instead receive an amount per $1,000 principal amount of 4.95% Senior Notes due 2024 or 4.625% Senior Notes due 2027 equal to the applicable Consideration set forth in the table above less the Early Tender Payment.

Any 4.78% Senior Notes due 2023 (Series B) validly tendered at or prior to 5:00 p.m., New York City time, on August 7, 2019 (the “Expiration Date”) will be eligible to receive the Consideration set forth in the table above. Any 4.95% Senior Notes due 2024 or 4.625% Senior Notes due 2027 validly tendered and not validly withdrawn before the Early Tender Date will be eligible to receive the applicable Consideration set forth in the table above, which includes the Early Tender Payment, and any 4.95% Senior Notes due 2024 or 4.625% Senior Notes due 2027 validly tendered after the Early Tender Date but at or prior to the Expiration Date will be eligible to receive the applicable Consideration set forth in the table above less the Early Tender Payment, in each case subject to the Public Notes Cap, Acceptance Priority Levels applicable to the relevant series and to proration, as described in the Offer to Purchase.

In addition to the applicable Consideration set forth in the table above, Holders of Notes accepted for purchase will receive accrued and unpaid interest on those Notes from the last interest payment date with respect to those Notes to, but not including, the Settlement Date, which will be August 12, 2019 unless, in respect of the Public Notes, the Tender Offer is extended.

Yamana expressly reserves the right, in its sole discretion, subject to applicable law, to terminate the Tender Offer for the Public Notes at any time prior to the Expiration Date. The Tender Offer is not conditioned on any minimum principal amount of Notes being tendered but the Tender Offer for the 4.95% Senior Notes due 2024 and 4.625% Senior Notes due 2027 is subject to certain conditions as described in the Offer to Purchase, including the Public Notes Cap, Acceptance Priority Levels applicable to the relevant series and to proration, as described in the Offer to Purchase.

For all details regarding the Tender Offer for the Public Notes and the Private Notes, investors should refer to the Offer to Purchase. For additional information regarding the terms of the Tender Offers, please contact the Dealer Managers at RBC Capital Markets, LLC at (877) 381-2099 (toll-free) or (212) 618-7843 (collect) or at BofA Merrill Lynch at (888) 292-0070 (toll-free) or (980) 387-3907 (collect). Requests for documents and questions regarding the tendering of Public Notes may be directed to D.F. King & Co., Inc. either by email at yamana@dfking.com, or by phone (212) 269-5550 (for banks and brokers only) or (866) 521-4487 (for all others toll free). Questions regarding the tendering of Private Notes may be directed to AST Trust Company (Canada) by phone (416) 682-3860 or 1-800-387-0825 (toll free). Yamana expressly reserves the right, in its sole discretion, subject to applicable law, to terminate or amend the Tender Offer for the Public Notes.

This press release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders with respect to, the Notes. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Tender Offers are being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal made available to Holders of the Notes. Neither Yamana or any other person or entity referred to herein or in the Offer to Purchase is making any recommendation as to whether or not Holders should tender or refrain from tendering all or any portion of their Public Notes or Private Notes. Holders are urged to evaluate carefully all information in the Offer to Purchase and the related Letter of Transmittal, consult their own investment and tax advisers and make their own decisions whether to tender Public Notes or Private Notes, and, if so, the principal amount thereof.

About Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas. The Company is listed on the Toronto Stock Exchange (trading symbol "YRI") and the New York Stock Exchange (trading symbol "AUY").

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

(All amounts are expressed in United States dollars unless otherwise indicated.)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward‐looking statements” and “forward‐looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward‐looking information includes, but is not limited to information with respect to the consummation of the Tender Offers, the reduction of the Company’s outstanding debt, the Company's strategy, plans or future financial or operating performance. Forward‐looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward‐looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward‐looking statements. These factors include the Company's expectations in connection with plans to continue to build on the Company’s existing base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas; the Company’s expectations in connection with the Tender Offers and its related reduction of its outstanding debt; as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40‐F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward‐looking statements, including market conditions, share price and best use of available cash, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward‐looking statements. The forward‐looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected plans and objectives in connection with the Tender Offers and may not be appropriate for other purposes.